EXHIBIT 99.1








03/CAT/25

Page 1 of 3

FOR IMMEDIATE RELEASE

07:00 BST, 02.00 EST 22 September 2003

For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of Corpora
Communications

Dyax:                                   BMC Communications/The Trout Group (USA)
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Tel: +1 617-250-5759                    Tel: +1 212 477 9007
Ivana Maravic-Magovcevic, PhD, JD,      Brad Miles, ext 17 (media)
Vice President Legal Affairs and Chief  Brandon Lewis, ext 15 (investors)
Patent Counsel


                 CAMBRIDGE ANTIBODY TECHNOLOGY AND DYAX CORP.
                      FURTHER EXPAND LICENCING AGREEMENT


Cambridge, UK and Cambridge, Mass...Cambridge Antibody Technology (LSE: CAT) and Dyax Corp. (NASDAQ: DYAX ) today announced a further amendment to their existing licensing agreement.

The new agreement extends the arrangement that was previously announced in January 2003 and grants Dyax, amongst other benefits, an increased number of options for licences to develop therapeutic and diagnostic antibody products under CAT's patents for Dyax's own use and on behalf of its partners. CAT and Dyax have further agreed that, as a result of this agreement, royalties will not be due to Dyax in respect of HUMIRATM.

Peter Chambre, CAT's Chief Executive Officer, commented: "We are delighted to have expanded our agreement with Dyax and to have resolved the position with respect to HUMIRA."


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Henry E. Blair, Dyax's Chairman, President and Chief Executive Officer,
commented "We are very pleased to expand further our Licensing Arrangement with CAT. This expansion significantly increases the potential number of antibody products Dyax can discover both for our own pipeline and for collaborators."



-ENDS-


Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o    CAT is listed on the London Stock  Exchange  and on NASDAQ since
     June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

For CAT:
Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press



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release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.


Dyax Corp.
Dyax Corp. is a biopharmaceutical company principally focused on the discovery, development and commercialization of therapeutics for inflammatory conditions and in oncology. Dyax currently has two recombinant proteins in clinical development, DX-88 and DX-890. DX-88 is being studied in phase II clinical trials for the treatment of hereditary angioedema in collaboration with Genzyme Corporation. Dyax is also studying DX-88 in a phase I/II clinical trial for use during cardiopulmonary bypass surgery. DX-890 is being studied in phase IIa clinical trials for the treatment of cystic fibrosis in collaboration with Debiopharm, S.A. Dyax utilizes its proprietary phage display technology to rapidly identify a broad range of recombinant protein, peptide, and fully human monoclonal antibody compounds that bind with high affinity and specificity to targets of interest, with the objective of selecting those compounds with the greatest potential for advancement into clinical development. Dyax leverages broadly its phage display technology through revenue generating licenses and collaborations in both its core therapeutics area, as well as in non-core areas of affinity separations, diagnostic imaging, and research reagents. Through its subsidiary, Biotage, Inc., Dyax develops, manufactures and sells chromatography separations systems and products to pharmaceutical companies worldwide for drug discovery and purification. For more information on Dyax Corp., please visit its website at www.dyax.com.


For Dyax:
This press release contains forward-looking statements, including statements regarding Dyax's ability to discover and develop antibody products for itself and its collaborators. Statements that are not historical facts are based on Dyax's current expectations, beliefs, assumptions, estimates, forecasts and projections about the industry and markets in which Dyax competes. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect Dyax's ability to discover and develop antibody products for itself and its collaborators include the risks that: Dyax's technologies and products may not gain market acceptance Dyax may not be able to obtain and maintain intellectual property protection for its products and technologies; others may develop technologies or products superior to Dyax's technologies or products; and other risk factors described or referred to in Dyax's most recent Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission. Dyax cautions investors not to place undue reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this release, and Dyax undertakes no obligations to update or revise these statements, except as may be required by law. Dyax specifically disclaims responsibility for information describing CAT and its business other than the license with Dyax. Dyax and the Dyax logo are the registered trademarks of Dyax Corp.






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